Exhibit 99.1

Rogers Communications to Redeem All Senior Notes Due in 2012

TORONTO, Feb. 18 /CNW/ - Rogers Communications Inc. (the "Company") announced today that it has issued notices to redeem on March 21, 2011 all of the US$350 million principal amount of 7.875% Senior Notes due 2012 and all of the US$470 million principal amount of 7.25% Senior Notes due 2012, in each case at the applicable redemption price plus accrued interest to the date of redemption. In each case, the respective redemption price will include a make whole premium based on the present values of the remaining scheduled payments as prescribed in the applicable indenture.

About Rogers Communications Inc.

Rogers Communications is a diversified Canadian communications and media company. We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

%CIK: 0000733099

For further information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;
Dan R. Coombes, (416) 935-3550, dan.coombes@rci.rogers.com

CO: Rogers Communications Inc.

CNW 19:36e 18-FEB-11